SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                         -------------------------
                                SCHEDULE TO
                                (RULE 13e-4)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)
                             (FINAL AMENDMENT)

                         -------------------------

                                ALDILA, INC.
       (Name of Subject Company (Issuer) and Filing Person Offeror))


                         -------------------------

        OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
            HAVING AN ADJUSTED EXERCISE PRICE OF $13.32 OR MORE
                       (Title of Class of Securities)

                         -------------------------

                                 014384101
                   (CUSIP Number of Class of Securities)
                         -------------------------


                             ROBERT J. CIERZAN
                            12140 COMMUNITY ROAD
                          POWAY, CALIFORNIA 92064
                               (858) 513-1801

               (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                              WITH A COPY TO:
                            EDWARD S. ROSENTHAL
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                     350 SOUTH GRAND AVENUE, 32ND FLOOR
                           LOS ANGELES, CA 90071
                               (213) 473-2000


                         CALCULATION OF FILING FEE
                         -------------------------

----------------------------------------- -------------------------------------
Transaction Valuation* $66,217.59                   Amount Of Filing Fee $13.24
----------------------------------------- -------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 935,000 shares of common stock of Aldila, Inc. having an aggregate value of $66,217.59 as of May 30, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     Amount Previously Paid:        $13.24
     Form or Registration No.:      Schedule TO; File No. 5-425219
     Filing Party:                  Aldila, Inc.
     Date Filed:                    May 30, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|   third-party tender offer subject to Rule 14d-1.
     |X|   issuer tender offer subject to Rule 13e-4.
     |_|   going-private transaction subject to Rule 13e-3.
     |_|   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 2 and Final Amendment (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on May 30, 2002, relating to our offer to exchange outstanding options to purchase shares of our common stock, par value $0.01 per share, having an exercise price per share of $4.44 or more before the effectiveness of our 1-for-3 reverse stock split (which became effective prior to the opening of business on June 4, 2002) and $13.32 or more giving effect to the 1-for-3 reverse stock split, for new options with an exercise price to be determined, and the related Letter of Transmittal.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The offer made pursuant to the Schedule TO expired at 5:00 p.m. San Diego, California time, Friday, June 28, 2002. Aldila accepted for exchange and cancellation options to purchase an aggregate of approximately 311,679 shares of its common stock (giving effect to the 1-for-3 reverse stock split), representing 100% of the shares subject to options that were eligible for exchange in the offer. Aldila expects to issue new options to purchase up to an aggregate of approximately 77,929 shares of its common stock (giving effect to the 1-for-3 reverse stock split) in exchange for the options accepted for exchange and cancellation as described in the Offer to Exchange filed as Exhibit (a)(1) to the Schedule TO.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 and Final Amendment to the Schedule TO is true, complete and correct.

                                                ALDILA, INC.


                                                /s/ Robert J. Cierzan
                                                -------------------------------
                                                Robert J. Cierzan
                                                Vice President, Finance,
                                                Secretary and Treasurer
                                                July 1, 2002

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                             INDEX TO EXHIBITS
-------------------------------------------------------------------------------
Exhibit
Number       Description
-------------------------------------------------------------------------------

(a)(1)       Offer to Exchange, dated May 30, 2002.*

(a)(2)       Form of Letter of Transmittal.*

(a)(3)       Letter to Offerees, dated May 30, 2002.*

(a)(4)       Form of Notice of Change in Election From Accept to Reject.*

(a)(5)       Form of Notice of Change in Election From Reject to Accept.*

(a)(6)       Form of Checklist From Aldila's Human Resources Department for
             Employees.*

(a)(7)       Supplement to Aldila Stock Option Exchange Offer.*

(a)(8)       Notice of Expiration of Aldila Stock Option Exchange Offer.*

(a)(9) Aldila, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (Filed with the Securities and Exchange Commission on April 9, 2002 and incorporated herein by reference).

(a)(10) Aldila, Inc. Definitive Proxy Statement on Schedule 14A (Filed with the Securities and Exchange Commission on April 10, 2002 and incorporated herein by reference).

(a)(11) Aldila, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002 (Filed with the Securities and Exchange Commission on May 13, 2002 and incorporated herein by reference).

(d)(1) Aldila, Inc. 1994 Stock Incentive Plan, as amended and restated (Filed as attachment A-1 in the Company's 2000 Proxy Statement and registered on the Company's Form S-8
             (Registration No. 333-57754) and incorporated herein by reference).

(d)(2)       Form of Incentive Stock Option Agreement pursuant to Option
             Plan.*

(d)(3)       Form of Non-Qualified Stock Option Agreement pursuant to
             Option Plan.*

* Previously filed.





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